

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2013

Via E-mail
Steven C. Bierman, President
CNH Capital Receivables LLC
6900 Veterans Boulevard
Burr Ridge, IL 60527

> **Re: CNH Equipment Trust 2011-A**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **Form 10-D for the Distribution Period from August 1, 2013 to**
> **August 31, 2013**
> **Filed September 16, 2013**
> **File No. 333-170703-01**

Dear Mr. Bierman:

We have reviewed your letter dated October 2, 2013 and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

Form 10-D for the Distribution Period from August 1, 2013 to August 31, 2013

Exhibit 99.1 to Form 10-D

1. We note your response to our previous comment. Please confirm that in future filings, in addition to your proposed clarifications, you will provide disclosure about how the Note Monthly Principal Distributable Amount was calculated, similar to the explanation provided in your response letter.

Please contact Arthur Sandel at (202) 551-3262, or me at (202) 551-3225, with any other questions.

Sincerely,

/s/ Robert Errett

Robert Errett
Special Counsel

cc: Trent M. Murch, Esq.
        Greenberg Traurig, LLP

        Eric Mathison, Esq.
        CNH Capital Receivables LLC